Toni Weinstein toni.weinstein@dentons.com D +1 214-647-2488	Dentons US LLP 2000 McKinney Avenue Suite 1900 Dallas, TX 75201-1858 United States dentons.com

April 6, 2022

BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7553
Attention:	Christine Chalk, Senior Special Counsel Office of Mergers & Acquisitions (chalkt@sec.gov)

Re:	American Campus Communities, Inc. PREC14A filed March 28, 2022 SEC File No. 1-32265

Ladies and Gentlemen:

On behalf of American Campus Communities, Inc. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated April 4, 2022 (the “Staff Letter”) with regard to the above-referenced preliminary proxy statement (the “Proxy Statement”) and provide the following responses. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Capitalized terms used herein and not defined have the meanings assigned to such terms in the Proxy to them in the Proxy Statement.

Preliminary Proxy Statement filed March 28, 2022

Background of the Solicitation, page 10

1.	Where you discuss the Cooperation Agreement entered into with Land & Buildings in January 2021, clarify who identified the nominees appointed to the Board pursuant to that Agreement.

The Company has revised the Proxy Statement in response to this comment. See page 10 of the Proxy Statement.

Proposal 1 - Election of Directors

Consideration of Director Nominees, page 70

2.

The disclosure here states that “[i]n order to be considered for the next annual meeting of directors, any such [nomination] must comply with the requirements set forth in the Company’s bylaws.” Revise to disclose the deadline by which nominations must be received. See Rule 14a-5(e).

U.S. Securities and Exchange Commission April 5, 2022 Page 2	dentons.com

The Company has revised the Proxy Statement in response to this comment and will include the actual dates in the definitive proxy statement once the date of mailing is known. See page 69 of the Proxy Statement.

General

3.	Please include the disclosure required by Item 23 of Schedule 14A regarding the “householding” of proxy materials.

The Company has revised the Proxy Statement in response to this comment. See page 75 of the Proxy Statement.

4.	Revise to state when the proxy statement is being mailed to shareholders. See Rule 14a-6(d).

The Company has revised the Proxy Statement in response to this comment. See page 1 of the Proxy Statement.

Please contact me with any additional comments or questions regarding the Proxy Statement. We would appreciate your promptly advising us as to whether the Staff has any further comments. Thank you for your assistance with this matter.

Very truly yours,

/s/ Toni Weinstein

Toni Weinstein

cc:	Mr. Daniel B. Perry
American Campus Communities, Inc.